================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)


                              PLAINS RESOURCES INC.
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $.10 PER SHARE                  726540503
--------------------------------------    --------------------------------------
    (Title of class of securities)                   (CUSIP number)


                               ANDREA A. BERNSTEIN
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)


                                FEBRUARY 19, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

================================================================================

-----------------------------------------------------------------                -------------------------------------------------
                                                                                                                 Page 2
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Pershing Square, L.P.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                      (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           WC

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN

----------------- ----------------------------------------------- ----------------------------------------------------------------





                                       2

-----------------------------------------------------------------                -------------------------------------------------
                                                                                                                 Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Pershing Square GP, LLC
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [X]
                                                                                                                    (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500
----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ----------------------------------------------------------------





                                       3

-----------------------------------------------------------------                -------------------------------------------------
                                                                                                                 Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  William Ackman
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [X]
                                                                                                                  (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.33%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ----------------------------------------------------------------




                                       4

-----------------------------------------------------------------                -------------------------------------------------
                                                                                                                 Page 5
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leucadia National Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [X]
                                                                                                                       (B) [_]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------


Item 1.    Security and Issuer.

           The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $.10 per share ("Common Stock"), of Plains Resources Inc, a Delaware corporation (the "Company" or "PLX"). The address of the Company's principal executive offices is 700 Milam, Suite 3100, Houston, Texas 77002.

Item 2.    Identity and Background.

           This statement is filed by Pershing Square, L.P. ("Pershing Square"), Pershing Square GP, LLC ("GP LLC"), William Ackman and Leucadia National Corporation ("Leucadia" and collectively, the "Reporting Persons"). Pershing Square is a Delaware partnership with its principal executive offices located at 110 East 42nd Street, New York, NY 10017. The principal business activity of Pershing Square is making investments. WMAC Investment Corporation, a wholly owned subsidiary of Leucadia, owns a substantial amount of the limited partner interests of Pershing Square.

           The sole general partner of Pershing Square is GP LLC. GP LLC is a Delaware limited liability company with its principal executive offices located at 110 East 42nd Street, New York, NY 10017. The principal business activity of GP LLC is acting as the general partner of Pershing Square.

           The sole managing member of GP LLC is William Ackman. Mr. Ackman's business address is 110 East 42nd Street, New York, NY 10017. Mr. Ackman's principal occupation is managing investments including the management of GP LLC.

           Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. Approximately 26.5% of the common shares of Leucadia outstanding at November 12, 2003 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 1.6% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

           The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Leucadia is set forth on Schedule A hereto.

           During the last five years neither Pershing Square, GP LLC nor, Mr. Ackman, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           During the last five years neither Leucadia, nor, to its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The aggregate amount of funds used by Pershing Square in making the purchases of the shares of Common Stock beneficially owned by Pershing Square as of February 19, 2004, was $20,872,754 (including commissions and fees). The source of funds used to purchase these shares of Common Stock was Pershing Square's funds available for investment.

Item 4.    Purpose of Transaction.

           Pershing Square began purchasing shares of Common Stock in January 2004. Pershing Square acquired shares because, in its opinion, the Common Stock was undervalued by the market. Pershing Square also acquired shares of Common Stock because it was considering the possibility of proposing a business combination with the Company or of attempting to acquire control of the Company at some future date.

           In late January 2004, Mr. Ackman indicated to representatives of the Company that Pershing Square and Leucadia (the "Pershing Square Group") would be interested in making a proposal (the "Proposal") to acquire the Company that would be substantially superior to the $14.25 proposal made by management and Mr. Paul Allen on November 20, 2003, subject only to a 10 business-day due diligence period.

           On February 12, 2004, the Company and Pershing Square entered into a letter agreement providing that the Company would reimburse the Pershing Square Group's expenses in connection with a possible transaction, including expenses incurred in connection with the preparation of the Proposal.

           At 6 pm on February 12, 2004, representatives of the Pershing Square Group presented the Proposal on a telephone conference with the special committee of the Company's Board of Directors (the "Special Committee") and submitted a detailed letter of intent summarizing the Proposal later that evening.

           The Proposal provided for a transaction (the "Transaction") in which a to-be-formed affiliate of the Pershing Square Group would acquire the Company in a merger for a combination of cash and securities (the "Buyer Securities") valued by the Pershing Square Group at approximately $17.60 per share, representing a 30% premium to the closing price of the Common Stock prior to the announcement of the management offer of $14.25 per share, a 24% premium to management's $14.25 proposal, and a $0.85 per share or 5.0% premium to the $16.75 per share transaction announced on February 20, 2004

           The Proposal was not subject to any financing condition and was only conditioned on the Pershing Square Group's satisfactory completion of a limited due diligence period, not to exceed 10 business days and the approval of Leucadia's Board of Directors. A copy of the Letter of Intent is attached hereto as Exhibit 2 and incorporated herein by reference.

           On the afternoon of February 13, 2004, the Special Committee, acting through its representatives, informed Pershing Square that it was not interested in pursuing a transaction with it, and would not respond to any further inquiries from the Pershing Square Group. None of the Reporting Persons have made any subsequent proposals to the Special Committee and the Letter of Intent has terminated in accordance with its terms.

           The Pershing Square Group believes that its Proposal is superior to the $16.75 management offer and continues to be interested in acquiring the Company. The Pershing Square Group will base its decision as to whether to continue to pursue an acquisition of the Company, among other factors, on PLX shareholders' interest in the Proposal. The Reporting Persons have no immediate plans or proposals to seek a business combination or to attempt to acquire control of the Company. However, the Reporting Persons continue to consider each of these alternatives and may determine to pursue one or more of them.

           Pershing Square has communicated or presently intends to communicate, directly or through intermediaries, with the Company's board of directors, other shareholders of the Company, and other interested parties in an effort to determine shareholder interest in the Proposal. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

           Although the foregoing represents the range of activities presently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting Persons and their respective general partners, directors and officers are subject to change at any time.

           Except as set forth above, neither the Reporting Persons, nor, to their knowledge, any of their respective general partners, directors or officers, have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) As of February 19, 2004, the Reporting Persons beneficially own the following shares of Common Stock:

           (i) The responses of Pershing Square to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of February 19, 2004, Pershing Square beneficially owned 1,258,500 shares of Common Stock, representing approximately 5.33% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 23,600,000, being based on the number of shares outstanding as of October 31, 2003, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 2003).

           (ii) The responses of GP LLC to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated by reference. By virtue of being the general partner of Pershing Square, for purposes of this Schedule 13D, GP LLC may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Pershing Square. GP LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by Pershing Square.

           (iii) The responses of William Ackman to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being the sole manager of GP LLC, for purposes of this Schedule 13D, Mr. Ackman may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Pershing Square. Mr. Ackman disclaims beneficial ownership of any shares of Common Stock beneficially owned by GP LLC or Pershing Square.

           (iv) The responses of Leucadia to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) During the past sixty days, Pershing Square effected the following transactions in the Common Stock:

  Date of              Amount of            Price per              Where and
Transaction            Securities             Share*              How Effected
-----------            ----------             ------              ------------
01/20/2004              165,400              $16.3767           NYSE (purchase)
01/21/2004              194,300              $16.4745           NYSE (purchase)
01/22/2004              142,900              $16.4883           NYSE (purchase)
01/23/2004              171,400              $16.4805           NYSE (purchase)
01/27/2004               38,500              $16.6783           NYSE (purchase)
01/28/2004              204,900              $16.7611           NYSE (purchase)
02/02/2004               38,400              $16.2408           NYSE (purchase)
02/03/2004               42,900              $16.2270           NYSE (purchase)
02/04/2004               12,700              $16.2334           NYSE (purchase)
02/06/2004               3,200               $16.2225           NYSE (purchase)
02/09/2004               38,500              $16.2412           NYSE (purchase)
02/10/2004               67,500              $16.2885           NYSE (purchase)
02/13/2004               15,900              $16.2714           NYSE (purchase)
02/17/2004               12,200              $16.3971           NYSE (purchase)

02/18/2004               31,000              $16.4662           NYSE (purchase)
02/19/2004               78,800              $16.5986           NYSE (purchase)

  -----------------------------
  * Excludes commissions and fees.


           To the Reporting Persons' knowledge, none of their respective general partners, directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information set forth in Item 4 is incorporated herein by reference.

           Leucadia and Mr. Ackman have an agreement in principal whereby Mr. Ackman will identify business opportunities exclusively for Leucadia. Leucadia will have the sole option, in its discretion, to invest in any such opportunities. If Leucadia determines to invest in any such business opportunities, Leucadia and Mr. Ackman would establish an investment vehicle to hold such investment. Generally, pursuant to the agreement in principle, Leucadia would invest all (or if Mr. Ackman invests, substantially all) of the capital for the business opportunity and Mr. Ackman would be entitled to a portion of the profits, if any, generated from the investment after Leucadia receives its principal and a minimum return on such principal amount. In addition, Pershing Square has an understanding that it would support any transaction concerning the Company that is proposed by Leucadia and Mr. Ackman.

Item 7.    Materials to be Filed as Exhibits.

1. Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

2. Letter of Intent, dated February 12, 2004, from Leucadia and Pershing Square Capital Management, LLC.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PERSHING SQUARE, L.P.

                                  By: PERSHING SQUARE GP, LLC

                                  By: /s/ William Ackman
                                      -----------------------------------------
                                      Name: William Ackman
                                      Title: Managing Member



                                  PERSHING SQUARE GP, LLC

                                  By: /s/ William Ackman
                                      -----------------------------------------
                                      Name: William Ackman
                                      Title: Managing Member



                                  By: /s/ William Ackman
                                      -----------------------------------------
                                      Name: William Ackman



                                  LEUCADIA NATIONAL CORPORATION

                                  By: /s/ Joseph A. Orlando
                                      -----------------------------------------
                                      Name: Joseph A. Orlando
                                      Title: Vice President and
                                             Chief Financial Officer


Date:  February 23, 2004

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1      -      Agreement among the Reporting Persons with respect to the
                      filing of this Schedule 13D.

Exhibit 2      -      Letter of Intent, dated February 12, 2004, from Leucadia
                      and Pershing Square Capital Management, LLC.

                                                                    SCHEDULE A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          LEUCADIA NATIONAL CORPORATION


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Leucadia National Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. To the knowledge of Leucadia, each person listed below is a United States citizen.


                                                                                        Principal Occupation or
Name and Business Address                  Offices at Leucadia                          Employment
-------------------------                  -------------------                          -----------------------
Ian M. Cumming                             Chairman of the Board                        Chairman of the Board of
c/o Leucadia National Corporation                                                       Leucadia
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                        President                                    President of Leucadia

Paul M. Dougan                             Director                                     President and Chief Executive
c/o Equity Oil Company                                                                  Officer of Equity Oil Company
10 West 300 South                                                                       (a company engaged in oil and
Salt Lake City, Utah  84102                                                             gas exploration and production
                                                                                        having an office in Salt Lake
                                                                                        City, Utah)

Lawrence D. Glaubinger                     Director                                     Private Investor; President of
c/o Lawrence Economic                                                                   Lawrence Economic Consulting
Consulting, Inc.                                                                        Inc., (a management consulting
P.O. Box 3567                                                                           firm)
Hallandale Beach, FL 33008

James E. Jordan                            Director                                     Managing Director of Arnhold
c/o Arnhold and S. Bleichroeder                                                         and S. Bleichroeder Advisors,
  Advisors, Inc.                                                                        Inc. (a company engaged in
1345 Avenue of the Americas                                                             asset management services)
New York, N.Y.  10105


                                                                                        Principal Occupation or
Name and Business Address                  Offices at Leucadia                          Employment
-------------------------                  -------------------                          -----------------------

Jesse Clyde Nichols, III                   Director                                     Retired Investor
4945 Glendale Road
Westwood Hills, KS 66205

Thomas E. Mara                             Executive Vice President and Treasurer       Executive Vice President and
                                                                                        Treasurer of Leucadia

Joseph A. Orlando                          Vice President and Chief Financial Officer   Vice President and Chief
                                                                                        Financial Officer Leucadia

Philip M. Cannella                         Asst. Vice President                         Asst. Vice President Leucadia

Barbara L. Lowenthal                       Vice President and Comptroller               Vice President and Comptroller
                                                                                        of Leucadia

H. E. Scruggs                              Vice President                               Vice President of Leucadia

Laura E. Ulbrandt                          Secretary                                    Secretary of Leucadia

